Exhibit 10.7

March 16, 2011

Mr. Timothy W. Trost

5412 Shoreline Court

Holly Springs, NC 27540

Dear Tim,

I am pleased to extend an offer of employment to you for the position of, Senior V.P., CFO reporting directly to me. Your hire date of March 16, 2011 has been mutually agreed upon. The details of this offer are as follows:

Base Salary:	An annualized base salary of $250,000 paid semi-monthly in accordance with Chimerix’s normal payroll schedule.

Stock Options:	You will be granted an option to purchase 600,000 shares of Chimerix common stock. All stock option grants are subject to the vesting schedule and terms and conditions outlined in the Chimerix 2002 Equity Incentive Plan (“the Plan”). You will be issued a grant notice, option agreement and details of the Plan. Such shares shall vest over a period of four (4) years so long as you continue to provide services to the Company, with 25% vesting one year from July 26, 2010 and the balance vesting at the rate of 1/36 per month over the remaining three (3) years.

Benefits:	As an employee of Chimerix you will be eligible for comprehensive health and dental insurance benefits for yourself and your eligible dependents, effective on the first day of employment. For 2011, Chimerix pays the entire monthly premium for this coverage. You will also be eligible for company-paid term life insurance, short term and long-term disability insurance, effective on your hire date.

Additional benefits for which you will be eligible include: accrued vacation equal to twenty (20) days per year and twelve (12) paid holidays per calendar year. You will also be eligible to participate in the Chimerix 401(k) Plan, effective on the first day of the month, following your date of hire. Full details of group benefits will be provided once you are on board.

Chimerix is an at-will employer and as such your employment must be entered into voluntarily and for no specified period. As a result, you are free to resign or the company may terminate your employment at any time, for any reason, with or without cause. No one other than the CEO has the authority to alter this employment relationship, either verbally or in writing.

As with all new employees, you will be asked to provide to the Company documentary evidence of your eligibility for employment in the United States when you join the Company. Such documentation must be provided to us within three business days of your date of hire, or our employment relationship with you may be terminated.

You will be required to execute a standard Proprietary Information and Inventions Agreement with the Company, a copy of which is attached as Exhibit A.

If you accept this offer, the terms described in this letter, together with the Proprietary Information and Inventions Agreement, shall be the terms of your employment, provided, however, that your duties are performed in accordance with all standards and policies adopted by the company. Your duties may change from time to time, depending upon the needs of the company and your skills. This letter supersedes any prior agreements, representations or promises of any kind express or implied, concerning your employment and it constitutes the full and complete agreement between you and the Company.

Tim, we are very excited about the prospect of your joining our team. We are confident that you have much to contribute to the success of Chimerix. The strength of our technology, the quality and experience of our personnel and your presence will facilitate this success.

This offer expires one week after your receipt of this letter. If the terms described herein are acceptable to you, please acknowledge your acceptance by signing below and returning the original to me. Please keep a copy for your records.

Sincerely,

/s/ Kenneth I. Moch
Kenneth I. Moch
President and CEO

Accepted:

/s/ Timothy W. Trost	3/23/11
Timothy W. Trost	Date

Exhibit A